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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number 29606

SHARPE RESOURCES CORPORATION

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 4009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: December 29, 2006 By \S\ Roland M. Larsen President & CEO SEC1815 (05-06)

NOTICE TO SHAREHOLDERS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

SHARPE RESOURCES CORPORATION

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Sharpe Resources Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2005 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Corporation is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditor involvement

The independent auditor of Sharpe Resources Corporation has not performed a review of the unaudited consolidated financial statements for the three and nine months ended September 30, 2006 and September 30, 2005.

SHARPE RESOURCES CORPORATION

Consolidated Balance Sheets (Prepared by Management) (Expressed in United States Dollars)

(Unaudited)
September 30,		December 31,
2006		2005
Assets
Current assets
Cash	$ 341,334	$ 339,570
Accounts receivable	1,921	-
Due from related parties	21,547	21,547
	364,802	361,117
Option to acquire mineral property (Note 1)	78,125	78,125
Option to acquire Preston County Coal Project (Note 2)	150,000	-
	$ 592,927	$ 439,242
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 76,941	$ 82,896
Due to related parties	156,129	156,129
Loan claims	587,369	587,369
	820,439	826,394
Capital stock and deficit
Share capital (Note 3)	11,174,108	10,999,986
Warrants (Note 5)	204,408	-
Contributed surplus (Note 4)	33,144	33,144
Deficit	(11,639,172)	(11,420,282)
	(227,512)	(387,152)
	$ 592,927	$ 439,242

Going concern (Note 1)

SHARPE RESOURCES CORPORATION

Consolidated Statements of Operations and Deficit (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited) Three Months Ended Nine Months Ended September 30, September 30, 2006 2005 2006 2005

Petroleum and natural gas revenue $ 5,955 $ -$ 18,687 $

Operating and administrative expenses Operating General and administrative Stock option compensation Interest on advance Interest on loan claims

3,572 557 39,204 36,729 7,851 36,823 179,222 74,919 ---27,097 510 -1,530 -4,253 6,645 17,621 19,935

16,186 44,025 237,577 158,680

Loss before the following: (10,231) (44,025) (218,890) (158,680) Realized gain on sale of asset ---434,708 (Loss) income for the period (10,231) (44,025) (218,890) 276,028 DEFICIT, beginning of period (11,628,941) (11,389,467) (11,420,282) (11,709,520) DEFICIT, end of period $ (11,639,172) $ (11,433,492) $ (11,639,172) $ (11,433,492)

SHARPE RESOURCES CORPORATION

Consolidated Statements of Cash Flows (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

Three Months Ended Nine Months Ended September 30, September 30, 2006 2005 2006 2005

Cash provided by (used in) OPERATING ACTIVITIES (Loss) income for the period Stock option compensation Changes in non-cash working capital		$(10,231) -4,227	$(44,025) -45,217	$(218,890) -(7,876)	$276,028 27,097 70,147
		(6,004)	1,192	(226,766)	373,272
FINANCING ACTIVITIES Common shares issued on private placement		-	-	378,530	-
INVESTING ACTIVITIES Option to acquire Preston County Coal Project (Note 2) Change in cash Cash, beginning of period Cash, end of period	$	-(6,004) 347,338 341,334	$-1,192 406,637 407,829	$(150,000) 1,764 339,570 341,334	$-373,272 34,557 407,829

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management) (Expressed in United States Dollars) Three and Nine Months Ended September 30, 2006 (Unaudited)

1. NATURE OF OPERATIONS, ACCOUNTING POLICIES AND GOING CONCERN

Sharpe Resources Corporation (the "Corporation" or "Sharpe") is a publicly held company, engaged primarily in the exploration for production of petroleum and natural gas properties through its wholly-owned subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre being the United States. The Corporation is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization ("the Chapter 11 Plan") was confirmed under which the Corporation recorded a gain on settlement of debt of $1,313,900 in 2000. At September 30, 2006 and December 31, 2005 the Corporation still has outstanding debt under the Chapter 11 Plan, the details of which are described in Note 3 of the audited December 31, 2005 consolidated financial statements.

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. Sharpe has purchased an option (the “Option”) from Royal Standard Minerals Inc. ("RSM") to acquire a 60% interest in RSM ’s gold project located in Lyon County, Nevada (the “Project”), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of CDN $100,000 (US $78,125). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

RSM and the Corporation are related parties under common management and have common directors.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Corporation be unable to continue in business.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2006 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2006.

The consolidated balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Corporation's annual consolidated financial statements for the year ended December 31, 2005. For further information, refer to the consolidated financial statements and notes thereto included in the Corporation's annual consolidated financial statements for the year ended December 31, 2005.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management) (Expressed in United States Dollars) Three and Nine Months Ended September 30, 2006 (Unaudited)

1. NATURE OF OPERATIONS, ACCOUNTING POLICIES AND GOING CONCERN (continued)

New accounting pronouncements

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual financial statements for the Corporation's fiscal years beginning January 1, 2007.

    OPTION TO ACQUIRE PRESTON COUNTY COAL PROJECT

    The Corporation has closed an option agreement to purchase a 100% interest in the coal and coal gas rights to approximately 17,000 acres in Preston County, West Virginia. The purchase option involves several payments including $250,000 ($150,000 paid) to exercise the option to purchase. A final payment of $100,000 is to be paid within 180 days of the purchase option agreement date.
    SHARE CAPITAL

      AuthorizedUnlimited common shares without par value

        Issued and outstandingShares Amount

        Balance, September 30, 2006 43,981,003 $ 11,174,108
      On January 24, 2006, the Corporation completed a private placement of 8,796,200 units of the Corporation at$0.05 per unit for gross proceeds of $378,530 (CDN $439,810). Each unit consisted of one common share of the Corporation and one common share purchase warrant. Each warrant is exercisable for one year from closing at $0.10 per share. The subscribers under the private placement are directors of the Corporation.

Balance, December 31, 2005	35,184,803	$10,999,986
Shares issued on private placement (1)	8,796,200	378,530
Warrant valuation (1)	-	(204,408)

The warrants were valued using the Black-Scholes option pricing model where the value was determined to be $204,408 (CDN $237,497). The following assumptions were used: dividend yield, 0%, risk-free interest rate, 3.83%, expected volatility, 190% and an expected life of 1 year.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management) (Expressed in United States Dollars) Three and Nine Months Ended September 30, 2006 (Unaudited)

4. STOCK OPTIONS

Weighted Average Number of Options Exercise price (CDN)

Balance at December 31, 2005 and September 30, 2006 3,511,000 $ 0.10

A summary of the stock options outstanding is as follows:

Number of Exercise Expiry Black-Scholes options Price Date Value ($) Cdn ($)

nil 600,000 0.10 May 8, 2007

nil 1,000,000 0.10 May 13, 2007 17,660 1,431,000 0.10 May 8, 2008 15,484 480,000 0.10 May 16, 2010

33,144 3,511,000

No stock options were granted during the period.

    WARRANTS As of September 30, 2006, the Corporation had the following warrants outstanding: Black-Scholes Number of Exercise Expiry Value ($) Warrants Price Date

    Cdn ($) 204,408 8,796,200 0.10 January 24, 2007
  SEGMENTED INFORMATION

The Corporation has one reportable business segment. Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to maintain the Corporation's public company status.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management) (Expressed in United States Dollars) Three and Nine Months Ended September 30, 2006 (Unaudited)

7. INCOME TAXES

Estimated taxable income for the period ended is $nil. Based on the level of historical taxable income, it cannot be reasonably estimated at this time if it is more likely than not that the Corporation will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery of loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Corporation's actual losses for tax purposes, refer to the December 31, 2005 audited consolidated financial statements.

8. BASIC AND DILUTED (LOSS) INCOME PER SHARE

The (loss) income per share is computed by dividing the (loss) income for the period by the weighted average number of common shares outstanding during the period. Diluted (loss) income per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants. For 2006, the conversion of stock options and warrants was not included in the calculation because their inclusion would be anti-dilutive. In 2005, the conversion of stock options was not included because the average trading price for the period was less than the exercise price of the stock options. Diluted (loss) income per share is therefore the same as basic (loss) income per share for 2006 and 2005.

The following table sets out the computation for basic and diluted (loss) income per share:

Three and nine months ended September 30, 2006 2005 2006 2005

Numerator: (Loss) income for the period $ (10,231) $ (44,025) $ (218,890) $ 276,028

Denominator: Weighted average number of common shares outstanding 43,981,003 35,184,803 43,185,730 35,184,803

Basic (loss) income per share $ (0.00) $ (0.00) $ (0.01) $ 0.01

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management) (Expressed in United States Dollars) Three and Nine Months Ended September 30, 2006 (Unaudited)

9. RELATED PARTY TRANSACTION

General and administrative includes a management fee of $154,000 (September 30, 2005 - $nil) paid to a current director and officer of the Company.

This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.